SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                               Commission File Number   0-2642
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     (Check one):      [X] Form 10-K and Form 10-KSB [ ] Form 11-K
   [ ] Form 20-F       [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For period ended              December 31, 1994
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[ ]  Transition Report on Form 10-K and Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q and Form 10-QSB
[ ]  Transition Report on Form N-SAR

     For the transition period ended
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant       DE TOMASO INDUSTRIES, INC.
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     Former name if applicable

                   P.O. Box 856, 107 Monmouth Street
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            Address of principal executive office (Street and Number)


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     City, State and Zip Code        Red Bank, NJ 07701
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                                     PART II
                             RULE 12b-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

   [ ]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]    (b)  The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ]    (c)  The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     The Company was unable timely to complete the assembly of necessary financial data from its many subsidiaries, including subsidiaries whose operations are being wound down and which maintain diminished staffs. This has resulted in a delay in the commencement, and therefore the scheduled completion, of the year-end audit by the Company's independent auditors. The cost which the Company would have incurred to retain sufficient financial staff to ensure earlier assembly of auditing data would have impaired the Company's ability to accomplish its critical goal of lowering operating expenses.






                                     12b25-2
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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

   Howard E. Chase, Esq.                                        212    735-8679
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          (Name)                                (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report a loss for 1994 of approximately Lit. 2,000,000,000 to Lit. 3,000,000,000. This will represent an improvement from the comparable 1993 loss of Lit. 6,736,000,000, exclusive of income in 1993 of Lit. 160,000,000,000 relating to the sale of the Company's discontinued Maserati operations.


                           DE TOMASO INDUSTRIES, INC.

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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      March 30, 1995           By  s/ Howard E. Chase
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          Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                     12b25-3
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                                    ATTENTION


     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).





















                                     12b25-4